Metalclad Corporation
                       2 Corporate Plaza, Suite 125
                         Newport Beach, CA 92660
                              (949) 719-1234
                            (949) 719-1240 fax


October 11, 2000

Attention:  Susann Reilly
            Mail Stop 3-5

United States Securities and Exchange Commission
Washington, D.C.  20549


Re: Form S-3 (Registration Number 33-86906; Original Filing
    Date 30-November-1994)

Ladies and Gentlemen:

     This letter is being written pursuant to Form RW to request withdrawal of the Registration Statement on Form S-3, Registration Number 33-86906 originally filed on 30-November-1994 (the "Registration Statement") by Metalclad Corporation (the "Company").

     The reason for withdrawal is that the passage of time has obviated the need for registration. No sales have been made or will be made under the registration statement.

Very truly yours,

   /s/Grant S. Kesler

Grant S. Kesler, President
Metalclad Corporation